[BELL LOGO]

For immediate release

Bell announces executive leadership team appointments

•	Martine Turcotte appointed Vice Chair, Québec for Bell

•	Tom Little assumes leadership of Bell Business Markets

MONTRÉAL, July 18, 2011 – Bell today announced enhancements to its executive team including a new executive leadership role for Québec and a new president of the Bell Business Markets unit.

Effective today, Martine Turcotte is appointed to the new role of Vice Chair, Québec, while Tom Little now leads Bell Business Markets, Canada’s largest provider of communications services to business and government clients. Both executives will report directly to George Cope, President and CEO of Bell Canada and BCE Inc. The company also announced the departure today of Stéphane Boisvert, former president of Bell Business Markets.

Martine Turcotte – Bell Vice Chair, Québec
As Bell’s Vice Chair, Québec, Mme. Turcotte is responsible for all of the company’s business, government, community investment and other corporate relationships across Québec. She will work closely with all Bell business units to leverage the company’s growing competitive momentum and represent Bell’s status as a leading Québec innovator, investor and employer.

“Martine Turcotte is renowned as an outstanding telecommunications executive not only in Québec but across North America,” said Mr. Cope. “Her accomplishments at Bell are legendary, encompassing crucial guidance in the highest-profile financing, acquisition, regulatory and corporate law activities in Canada, and culminating in her close involvement in Bell’s strategic transformation into an efficient, customer-focused competitor. Martine is the ideal executive to highlight Bell’s leadership position in our home marketplace of Québec.”

Originally joining Bell in 1988 as legal counsel, Mme. Turcotte held increasingly senior corporate positions in the company before being appointed Chief Legal Officer in 1999 and then Chief Legal & Regulatory Officer in 2008. Mme. Turcotte earned her common law and civil law degrees from McGill University (and now serves on the Montréal university’s Board of Governors) and a Master of Business Administration degree from the London Business School.

Mme. Turcotte has been named one of the Top 100 Most Powerful Women in Canada multiple times (she is now in the organization’s Hall of Fame) and was the first recipient of the Lifetime Achievement Award from the Canadian General Counsel Awards.

Tom Little – President, Bell Business Markets
Tom Little has been appointed President of Bell Business Markets, the largest provider of communications solutions to business clients of all sizes, from small/medium businesses to the largest corporate and government enterprise customers across Canada.

“With his strong track record as a technology and financial executive and success in accelerating the performance of Bell Wholesale, Tom Little is a proven entrepreneurial leader. He is ready to move Bell Business Markets forward into a new era of broadband business communications,” said Mr. Cope. “Bell offers the most advanced broadband networks and the most highly skilled ICT team in Canada, underpinning both our traditional position as the nation’s #1 business communications provider and the exciting opportunities represented by cloud computing, data hosting and new security services.”

Mr. Little has delivered strong operating and financial results in his role as President, Bell Wholesale, which offers advanced broadband network connectivity to a range of telecommunications companies in Canada and internationally, including Internet Service Providers, Wireless Service Providers, Competitive Local Exchange Carriers and telecommunications resellers.

Mr. Little has more than 25 years of executive leadership experience in technology, venture capital and finance organizations and a proven track record in building and operating successful Canadian technology companies.

He served as CEO of VisualSonics, a global life sciences research leader, and earlier developed Dicomit Dicom Information Technologies into an internationally renowned provider of software and hardware products to healthcare system manufacturers. Prior to that, Mr. Little structured major equity investments as a partner of VenGrowth Capital Funds, a large Canadian venture capital fund. A Chartered Accountant and a Dean’s Honours List graduate of the Richard Ivey School of Business at the University of Western Ontario, Mr. Little is an Ernst & Young Entrepreneur of the Year, Ontario Region.

About Bell
Headquartered in Montréal, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communication needs, including Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit bce.ca/letstalk.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information about Bell products and services, please visit bell.ca. For more on Bell Media, please visit bellmedia.ca. For BCE investor and other corporate information, please visit bce.ca.

For further information:

Media inquiries:
Marie-Ève Francoeur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca